JG

16002155

SE

SEC Washington, D.C. 20549

Mail Processing Section

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

APR 05 2016

Washington DC 409

SEC FILE NUMBER
8- 48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EFG Capital International Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Juan Massens 305-482-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 SE 2nd Avenue, Suite 3000	**Miami**	**Florida**	**33131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

awb

OATH OR AFFIRMATION

I, Juan Massens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of March 29, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprictor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

B. CLEMENTE-DOUGLAS
MY COMMISSION # EE 202456
EXPIRES: September 27, 2016
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Statement of Financial Condition
Pursuant to Rule 17a-5
of the Securities and Exchange Commission
December 31, 2015

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2015

Page(s)

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
EFG Capital International Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. and subsidiary (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida
March 29, 2016

PricewaterhouseCoopers LLP, 333 SE 2nd Ave, Suite 3000, Miami, FL 33131
T: (305) 375-7400, F: (305) 375-6221, www.pwc.com

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 28,549,862
Cash segregated under federal and other regulations	1,500,000
Due from broker	3,524
Due from customers	1,967,874
Accounts receivable	1,020,647
Due from employees	211,295
Securities owned, at fair value ($99,860 escrow deposit)	99,860
Furniture, equipment and leasehold improvements, net	1,456,807
Intangible assets, net	2,127,779
Goodwill	5,896,809
Deferred tax asset	713,836
Other assets	773,068
Total assets	$ 44,321,361
Liabilities and Stockholder's Equity	
Accounts payable	$ 2,795,355
Due to broker	1,952,271
Due to customers	3,424
Accrued expenses and other liabilities	11,168,688
Subordinated loans from related party	8,000,000
Total liabilities	23,919,738
Commitments and contingencies (Notes 9 and 10)	
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	13,387,915
Retained earnings	7,013,698
Total stockholder's equity	20,401,623
Total liabilities and stockholder's equity	$ 44,321,361

The accompanying notes are an integral part of these consolidated financial statement.

1. Organization and Nature of Business

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis. The Company also introduces its customers to affiliates, who provide customers with various financial services, and is compensated under fee sharing arrangements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statement include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months. The Company's cash equivalents are mainly comprised of money market accounts.

Cash Segregated Under Federal and Other Regulations

The Company maintains cash segregated in a special reserve bank account for the exclusive benefit of its customers under SEC Rule 15c3-3.

Fails to Receive/Deliver

Pursuant to SEC Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank AG ("EFG Bank"). The Company records the fails to deliver (included in due from customers at December 31, 2015) and fails to receive (included in due to brokers at December 31, 2015) on its financial statement until the time that the transactions settle. All open transactions as of December 31, 2015 settled shortly after year-end.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on a trade date basis. Securities are recorded at fair value as described in Note 3.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is recorded on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the excess of consideration transferred in business combinations over the fair value of net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment. The annual impairment test is performed in the second semester. A reporting unit, as defined under applicable accounting guidance, is a business segment or one level below a business segment.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a two-step impairment test is unnecessary. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the Company is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, which is the excess of the fair value of the reporting unit, as determined in the first step, over the aggregate fair values of the assets, liabilities and identifiable intangibles as if the reporting unit was being acquired in a business combination. Measurement of the fair values of the assets and liabilities of a reporting unit is consistent with the requirements of the fair value measurements accounting guidance, which defines fair value as an exit price, meaning the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adjustments to measure the assets, liabilities and intangibles at fair value are for the purpose of measuring the implied fair value of goodwill and such adjustments are not reflected in the balance sheet. If the implied fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess.

The Company has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. For the annual impairment test in 2015 and 2014, management opted to bypass the qualitative assessment.

An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

Intangible assets consist of the customer relationships acquired in 2005. These intangible assets were initially recorded at fair value, and are amortized on a straight line basis over their estimated useful lives of 3 to 15 years. Intangible assets are reviewed for impairment if events or circumstances indicate that impairment may exist. No impairment losses have been recognized on goodwill and intangible assets through December 31, 2015.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Management's analysis for the year ended December 31, 2015, revealed no impairment.

Stock-based Compensation

The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized as tax benefits only if it is 'more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have any uncertain tax positions, as defined above, as of December 31, 2015.

New Accounting Pronouncements
In February of 2015, the FASB issued Accounting Standards Update ("ASU") 2015-02 "Consolidation". This amendment is in response to financial statement user concerns for instances in which consolidation is ultimately required but in order to better analyze the reporting entity's economic and operational results, deconsolidated financial statements are necessary. This guidance is effective for fiscal years beginning after December 15, 2015 for public business entities. For all other entities, amendments in this Update are effective for fiscal years beginning after December 31, 2016 and interim periods for fiscal years beginning after December 31, 2017. The Company is currently evaluating this guidance to determine the impact on its financial statement.

In June of 2015, the FASB issued Accounting Standards Update ("ASU") 2015-10 "Technical Corrections and Improvements". A wide range of topics are covered in this Update for clarity and ease of understanding the Codification. The amendments are minor improvements that are not expected to have a significant effect on current accounting practice. This guidance is effective for fiscal years beginning after December 15, 2015. The Company has evaluated and concluded that this guidance will not have an impact on its financial statement.

In November of 2015, the FASB issued Accounting Standards Update ("ASU") 2015-17 "Income Taxes". To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. The amendments are effective for financial statements issued for periods after December 15, 2016 and may be applied with prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently evaluating this guidance to determine the impact on its financial statement.

3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2015, the Company held a U.S. Treasury Bill with fair value measurements classification as a level 1 with a fair market value of $99,860.

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury security is classified as level 1 of the fair value hierarchy, as it is based on quoted market prices in active markets.

As of December 31, 2015, the Company did not have any financial instruments classified as either Level 2 or Level 3.

4. Cash Segregated Under Federal Regulations

As of December 31, 2015 $1,500,000 of cash was segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

5. Securities Owned, at Fair Value

At December 31, 2015 securities owned consists of the following:

U.S. Treasury Bills	$	99,860
	$	99,860

Some of the Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

6. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2015:

	Useful Lives (in years)		
Furniture	5	$	1,301,280
Equipment	3 - 5		4,205,014
Leasehold improvements	3 - 7		2,555,581
Artwork	Indefinite		64,445
			8,126,320
Less: Accumulated depreciation			(6,669,513)
		$	1,456,807

7. Intangible Assets, Net

Intangible assets consist of the following at December 31, 2015:

	Useful Lives (in years)		
Customer relationships	15	$	6,800,000
Broker-dealer license	-		50,000
			6,850,000
Less: Accumulated amortization			(4,722,221)
		$	2,127,779

8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

Assets		
Cash and cash equivalents	$	715,734
Accounts receivable		504,208
Due from employees		211,295
Total assets		1,431,237
Liabilities		
Accounts payable		1,663,358
Accrued expenses and other liabilities		89,900
Subordinated loans		8,000,000
Total liabilities		9,753,258

As of December 31, 2015, the Company held cash at EFG Bank and at EFG Bank & Trust (Bahamas) Ltd in the amounts of $633,954 and $81,780, respectively, as a result of revenue generating and intercompany transactions during the year then ended. These balances are included in cash and cash equivalents in the accompanying statement of financial condition.

As of December 31, 2015, the Company had various balances due from related party entities including EFG Bank & Trust (Bahamas) for $265,305, EFG Bank $134,663, EFG Capital Advisors Inc. for $60,992, and various other entities for a combined total of $43,248, as a result of various intercompany transactions, as of the year then ended. These balances are included in accounts receivable in the accompanying statement of financial condition.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2015, due from employees amounted to $211,295.

As of December 31, 2015, the Company had a balance due to EFG Capital Holdings $1,663,358, as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2015, the SLA maturity was extended to September 30, 2016. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 4.3511% per annum. As of December 31, 2015, the Company has accrued interest related to the SLA for $89,900. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. On September 2014, the RSLA credit period was extended to expire on September 30, 2017. As of December 31, 2015, the RSLA has no outstanding balance.

9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by Pershing, a third party clearing organization, and EFG Bank, an affiliate. Pursuant to the Company's agreement with Pershing, the Company is required to maintain $100,000 in security escrow deposit. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees

The Company applies the provisions of the FASB's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2015, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2015. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

10. Commitments and Contingencies

Leases

The Company rents office premises and telecommunications equipment under non-cancelable operating lease agreements. The Company currently has offices in Miami and Key Biscayne.

Lease obligations under the above-mentioned agreements as of December 31, 2015 are as follows:

Year	
2016	1,946,403
2017	2,051,910
2018	2,113,461
2019 and thereafter	11,349,688
	$ 17,461,462

Concentration of Credit Risk

The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters

During the year ended December 31, 2015 and through the date these consolidated financial statements were available for issuance, the Company was not involved in any legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2015, the Company had net capital (as defined) of $15,161,628, which was $14,102,498 in excess of that required. The Company's net capital ratio was 1.05 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $18,000 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan.

13. Stock Based Plans

Since 2009, the Company has participated in the Parent's Restricted Stock Units (RSU's) equity incentive plan which provides RSU awards to the employees of the Company as part of EFG International's equity incentive plan. Effectively, EFG International would grant RSU's to Parent, who would subsequently grant to the Company's employees. After a three year vesting period, EFG International transfers the shares to Parent which concurrently would transfer to the Company's employees. Effective 2012, the Company and the Parent no longer participated in the EFG International equity incentive plan, but the Company will continue to participate in Parent's own equity incentive plan that mirrors the EFG International plan and is paid to the employees with EFG International shares. EFG International has committed to provide the Parent on an ongoing basis the shares required to settle the RSU awards with the Company's employees at the end of each vesting period in exchange nominal cash and equity consideration from the Parent for shares granted in subsequent years.

The RSU incentive awards under the above-mentioned plan as of December 31, 2015 are as follows:

Year granted	Fair value at grant date	Dec. 31, 2014 unamortized	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2015 unamortized
2012	1,696,996	141,368	-	-	(141,368)	-
2013	2,349,929	979,952	-	-	(795,817)	184,135
2014	1,408,074	1,058,625	-	-	(479,290)	579,335
2015	4,775,031	-	4,775,031	(5,171)	(1,316,851)	3,453,009
		$ 2,179,945	$ 4,775,031	$ (5,171)	$ (2,733,326)	$ 4,216,479

14. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statement.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As

further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

15. Income Taxes

At December 31, 2015, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 1,514,438
Accrued interest to Parent	33,808
Other	2,998
Net operating losses	5,442
	1,556,686
Deferred tax liabilities	
Intangible assets	(385,352)
Goodwill	(246,647)
Fixed assets	(207,710)
Unrealized losses	(34)
	(839,743)
Valuation allowance	(3,107)
Net deferred tax asset	$ 713,836

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The Company believes that it is more likely than not that the tax benefit will be realized.

Temporary difference of $848,025 relates primarily to a 2005 acquisition and will reverse upon sale, amortization, or other liquidation.

16. Subsequent Events

The Company considered subsequent events through March 29, 2016, the date the financial statement were available to be issued, noting no events warranting disclosure or adjustments to the financial statement.

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